UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1

ZenaTech Completes Acquisition of ESM Software, Adding Strategy Execution and Compliance Software to its Enterprise SaaS Division, with Revenue from Government, Healthcare and Financial Services Customers

99.2	ZenaTech Named 2026 “Drone Technology of the Year” Winner by AgTech Breakthrough Awards for Its ZenaDrone Precision Agriculture Solutions
99.3	ZenaTech to Showcase Drone as a Service Growth and ZenaDrone Defense Solutions at Series of U.S. and Global Investor and Defense Events
99.4	ZenaTech’s ZenaDrone Advances Precision Agriculture Solutions with Initial Prototype and Start of Testing of IQ Octo Designed for Autonomous Drone-Based Spraying and Seeding
99.5	ZenaTech Plans Franchise Business Model for Drone as a Service Power Washing

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2026

ZENATECH, INC.

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer